FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









                                  BG Group plc

     New external appointment for Deputy Chief Executive, William Friedrich

As required by the UKLA Listing Rules*, BG Group announces it has today received notification from William Friedrich, Deputy Chief Executive, that he was appointed a non-executive Director of The Royal Bank of Scotland
Group plc, with effect from 1 March 2006.

William Friedrich was appointed as a Director and Deputy Chief
Executive of BG Group plc in October 2000.

*Listing Rule 9.6.14

14 February 2006
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 14 February 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary